Exhibit 99.1

News Release
MediWound Appoints Aharon Yaari as Chairman of its Board of
Directors

Replaces Ruben Krupik, who will retire after 12 years of service as Chairman of the Board on
January 1, 2016

YAVNE, Israel (December 23, 2015) – MediWound Ltd. (Nasdaq: MDWD), a fully integrated biopharmaceutical company specializing in innovative therapies to address unmet needs in severe burn and wound management, announces today the appointment of Mr. Aharon Yaari as the Chairman of the Company’s Board of Directors as of January 1, 2016. Mr. Yaari was appointed to the Company’s Board as a Director in late November 2015.  Mr. Ruben Krupik, the current Chairman of the Board, asked to retire after serving in this capacity for the last 12 years due to his involvement in new activities and new commitments. With this change, the Company’s Board of Directors will decrease to six members, while the composition of the Board’s committees remains unchanged.

“The Company and the Board of Directors thank Mr. Krupik for his invaluable contributions to MediWound over the past 12 years, during which the Company transformed from an early clinical stage research and development company to a fully-integrated, U.S. publicly-traded company with both marketed and late stage clinical development therapeutic products, commercial manufacturing capabilities and a sales and marketing infrastructure throughout Europe. We congratulate Mr. Yaari on his appointment as Chairman of the Board and look forward to his contribution to MediWound’s advancement of patient care and further value creation for our shareholders,” stated Gal Cohen, President and Chief Executive Officer of MediWound.

About MediWound Ltd.

MediWound is a fully integrated biopharmaceutical company focused on developing, manufacturing and commercializing novel therapeutics based on its patented proteolytic enzyme technology to address unmet needs in the fields of severe burns, as well as chronic and other hard-to-heal wounds. MediWound’s first innovative biopharmaceutical product, NexoBrid, received marketing authorization from the European Medicines Agency and from the Israeli  and Argentinean Ministries of Health for removal of dead or damaged tissue, known as eschar, in adults with deep partial- and full-thickness thermal burns. NexoBrid represents a new paradigm in burn care management, and clinical trials have demonstrated, with statistical significance, its ability to non-surgically and rapidly remove the eschar earlier and, without harming viable tissues. For more information, please visit www.mediwound.com.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to financial results forecast, commercial results, clinical trials and the regulatory authorizations. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on MediWound’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors. In particular, you should consider the risks discussed under the heading “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2014 and information contained in other documents filed with or furnished to the Securities and Exchange Commission. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. The forward-looking statements made herein speak only as of the date of this announcement and MediWound undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Contacts:
Sharon Malka
Chief Financial & Operations Officer
MediWound Ltd.
ir@mediwound.co.il

Anne Marie Fields
Senior Vice President
LHA
212-838-3777
afields@lhai.com